UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF DELAWARE

In re GameTech International, Inc., *et al.*,[1] Debtors.	Chapter 11 Case No. 12-11964 (PJW) (Jointly Administered) **Ref. Docket No. 135**

ORDER (I) APPROVING BID PROCEDURES RELATING TO SALE OF THE DEBTORS' ASSETS; (II) APPROVING BID PROTECTIONS; (III) SCHEDULING A HEARING TO CONSIDER THE SALE; (IV) APPROVING THE FORM AND MANNER OF NOTICE OF SALE BY AUCTION; (V) ESTABLISHING PROCEDURES FOR NOTICING AND DETERMINING CURE AMOUNTS; AND (VI) GRANTING RELATED RELIEF

Upon the motion (the **"Bid Procedures Motion"**) of the above-captioned debtors and debtors-in-possession (collectively the **"Debtors"**) for entry of an *Order* (I) Approving Bid Procedures Relating to the Sale of the Debtors' Assets; (II) Approving Bid Protections; (III) Scheduling a Hearing to Consider the Sale; (IV) Approving the Form and Manner of Notice of Sale By Auction; (V) Establishing Procedures for Noticing and Determining Cure Amounts; and (VI) Granting Related Relief (the **"Bid Procedures Order"**);[2] and it appearing that this Court has jurisdiction over the Bid Procedures Motion pursuant to 28 U.S.C. §§ 157 and 1334; and it appearing that this is a core proceeding pursuant to 28 U.S.C. § 157(a); this Court having considered the Bid Procedures Motion; and it appearing that the relief requested in the Bid Procedures Motion is in the best interests of the Debtors' bankruptcy estates, their creditors and other parties-in-interest; and after due deliberation and sufficient cause appearing therefor;

[1] The Debtors in these chapter 11 Cases, along with the last four digits of each Debtors' federal tax identification number, are GameTech International, Inc. (2983), GameTech Arizona Corp. (9812), GameTech Canada Corp. (0001), and GameTech Mexico S. De R.L. de C.V. (5489).

[2] Capitalized terms used but not defined herein shall have the meaning ascribed thereto in the Bid Procedures Motion or the Agreement (as defined below), as the case may be.

THE COURT HEREBY MAKES THE FOLLOWING FINDINGS:

A. Notice of the Bid Procedures Motion was adequate and sufficient under the circumstances of these chapter 11 cases, and such notice complied with all applicable requirements of 11 U.S.C. §§ 102 and 363, Rules 2002, 6004, 6006, and 9008 of the Federal Rules of Bankruptcy Procedure, and any other applicable provisions of title 11 of the United States Code (the **"Bankruptcy Code"**), the Federal Rules of Bankruptcy Procedure and the Local Bankruptcy Rules for the District of Delaware.

B. The bid procedures attached hereto as Exhibit A (the **"Bid Procedures"**) are reasonable and appropriate under the circumstances of these chapter 11 cases. The Debtors are authorized to take any and all actions necessary or appropriate to implement the Bid Procedures.

C. All objections to the relief requested in the Bid Procedures Motion that have not been withdrawn, waived or settled as announced to the Court at the hearing on the Motion or by stipulation filed with the Court, are overruled except as otherwise set forth herein.

D. The Breakup Fee and Reimbursement Amount (together, the **"Bid Protections"**) to be paid under the circumstances described herein and in the Asset Purchase Agreement, as amended and as attached to the Bid Procedures, (the **"Agreement"**) by and between the Debtors and YI GT Acquisition, Inc. (the **"Buyer"**) are (i) an actual and necessary cost and expense of preserving the Debtors' estates within the meaning of sections 503(b) and 507(a)(2) of the Bankruptcy Code, (ii) commensurate to the real and substantial benefit conferred upon the Debtors' estates by the Buyer, (iii) reasonable and appropriate, in light of the size and nature of the proposed sale transaction and comparable transactions, the commitments that have been made and the efforts that have been and will be expended by the Buyer, and (iv) necessary to

induce the Buyer to continue to pursue the sale transaction and to continue to be bound by the Agreement.

E. The Bid Protections also induced the Buyer to submit a bid that will not only serve as a minimum floor bid on which the Debtors, their creditors, and other bidders may rely, but also provide the Debtors with the opportunity to sell their business on a "going concern" basis for the benefit of all parties. The Buyer has provided a material benefit to the Debtors and their creditors by increasing the likelihood that the best possible price for the Acquired Assets will be received. Accordingly, the Bid Procedures and the Bid Protections are reasonable and appropriate and represent the best method for maximizing value for the benefit of the Debtors' estate.

F. The *Notice of Bid Procedures, Auction Date and Sale Hearing* substantially in the form attached hereto as Exhibit B (the **"Bid Procedures and Sale Notice"**), the *Auction and Hearing Notice* (the **"Creditor Notice"**) substantially in the form attached hereto as Exhibit C, and the notice substantially in the form of Exhibit D hereto to be served on counterparties to the Assumed Executory Contracts (the **"Assumed Executory Contract Notice"**), each provide adequate notice concerning the proposed sale of the Assets and the proposed assumption and assignment of the Assumed Executory Contracts, as contemplated in the Agreement, that are the property of the Debtors, and is intended to provide due and adequate notice of the relief sought in the sale motion.

IT IS HEREBY ORDERED THAT:

1. The relief requested in the Bid Procedures Motion is granted as set forth in this Bid Procedures Order.

2. The Bid Procedures as set forth on the attached Exhibit A are approved in their entirety, and are incorporated herein by reference. Notwithstanding anything in the Bid Procedures to the contrary, Rich Fedor Sr. and his counsel shall be permitted to attend the Auction (if any).

3. The proposed sale of the Assets, the proposed assumption and assignment of the Assumed Executory Contracts, the Auction (as defined below), and the Sale Hearing shall be conducted in accordance with the provisions of this Bid Procedures Order and the Bid Procedures.

4. If the Court approves an alternative sale accepted by the Debtors as being the highest and best offer pursuant to the Bid Procedures Order, whereby all or a material portion of the Business is to be purchased by, or otherwise conveyed to, a Person other than Buyer and/or one or more of its Affiliates, the Agreement shall immediately terminate and the Buyer shall be entitled to the Bid Protections in accordance with the Agreement and as set forth below; provided that nothing herein is intended to override or modify the parties' rights to terminate the Agreement pursuant to the terms thereof.

5. The Bid Protections as set forth in the Agreement are hereby approved. If the Buyer becomes entitled to payment of the Bid Protections, such amounts shall be paid in accordance with and pursuant to the terms of the Agreement. The Bid Protections are hereby allowed as a superpriority administrative claim in the Debtors' chapter 11 cases with priority higher than all other administrative claims under 364(c)(1) of the Bankruptcy Code subject to the "carve-out" or any other superpriority claims granted under the Debtors' post-petition financing facility or any cash collateral order.

6. The Debtors are authorized without further action or order by the Court to pay the Bid Protections in accordance with the terms and conditions of the Agreement and this Order.

7. Within three (3) Business Days following entry of this Order, the Debtors shall serve by first-class mail the Bid Procedures and Sale Notice on (a) the U.S. Trustee; (b) counsel to any official committee of unsecured creditors that may be appointed in this case (the "Committee"); (c) all parties known to be asserting a lien on any of the Debtors' Assets; (d) all known vendors, suppliers, customers, lenders, contract, license and lease counterparties; (e) all entities known to have expressed an interest in acquiring any of the Assets; (f) the United States Attorney's office; (g) all state attorney generals in states in which the Debtors does business; (h) various federal and state agencies and authorities asserting jurisdiction over the Assets, including the Internal Revenue Service; (i) the Buyer and its counsel; and (j) all other parties that have filed a notice of appearance and demand for service of papers in the Debtors' chapter 11 case under Bankruptcy Rule 2002 as of the date of filing the Motion (the **"Notice Parties"**).

8. Within three (3) Business Days following entry of this Order, the Debtors shall serve the Creditor Notice on all of their known creditors.

9. On or before ten (10) Business Days before the Sale Hearing, the Debtors shall file and serve the Assumed Executory Contract Notice to the counterparties to the Assumed Executory Contracts. Counterparties to the Assumed Executory Contracts[3] (each a **"Counterparty"**, and together, the **"Counterparties"**) must file and serve any objection to the assumption and assignment of any Assumed Executory Contracts, including objections to any Final Cure Cost, by September 17, 2012 at 4:00 p.m. (Eastern Daylight Time).

[3] The inclusion of any agreement as an Assumed Executory Contract does not constitute an admission by the Debtors that such agreement actually constitutes an executory contract or unexpired lease under section 365 of the Bankruptcy Code, and the Debtors expressly reserve the right to challenge the status of any agreement included as an Assumed Executory Contract up until the time of the Sale Hearing.

10. Any Counterparty failing to timely file an objection to the Cure Amounts set forth in the Cure Notices shall be forever barred from objecting to the Cure Amounts and from asserting any additional cure or other amounts against the Debtors, its estate, and the Buyer with respect to its executory contract(s) or unexpired lease(s) and will be deemed to consent to the Sale and the proposed assumption and assignment of its executory contract(s) or unexpired lease(s). Notwithstanding anything to the contrary, no executory contract or unexpired lease will be assumed unless and until the occurrence of the Closing Date and in accordance with the terms of the Agreement, including, without limitation, the Buyer's right to exclude certain Assumed Executory Contracts from assumption and assignment by providing written notice to the Debtors and the counter-party to any such agreements at least three (3) Business Days prior to Closing.

11. Any other objections to the relief requested at the Sale Hearing or to the proposed form of order (the "**Sale Order**") shall be in writing, shall state the basis of such objection with specificity, and shall be filed with the Court on or before September 17, 2012 at 4:00 p.m. (Eastern Daylight Time), and served in accordance with the Auction and Hearing Notice so as to be received by (a) counsel for the Debtors; (b) counsel for any official committee(s) appointed in the Debtors' cases; (c) the United States Trustee; and (d) counsel for the Buyer .

12. Compliance with the foregoing notice provisions shall constitute sufficient notice of the Debtors' proposed sale of the Assets, the contemplated assumption and assignment of the Assumed Executory Contracts and proposed amount of any Cure Amounts, and no additional notice of such contemplated transactions need be given.

13. If the Debtors receives more than one Qualified Bid (as defined in the Bid Procedures), an auction (the "**Auction**") will be held on September 25, 2012 at 10:00 a.m.

(Eastern Time), at the offices of Greenberg Traurig, LLP, 1007 North Orange Street, Suite 1200, Wilmington, DE 19801, or at any such other location as the Debtors may hereafter designate.

14. The Debtors shall provide the professionals retained by the Official Committee of Unsecured Creditors (the "**Committee**") with access to all due diligence materials provided to any interested party and shall provide periodic reports no less than weekly to the Committee's professional advisors regarding the sale. All bids received for any of the assets shall be provided to the Committee's professional advisors. The Committee shall be permitted to attend the Auction. The Debtors shall confer with the Committee regarding any changes to the Bid Procedures.

15. Nothing set forth in this Order or the Bid Procedures, including, but not limited to, approval of the credit bid, shall affect the Committee's right to challenge the liens and claims of the prepetition lender as set forth in the DIP Order.

16. Counsel to the Debtors are authorized to hold and conduct the Auction in accordance with the Bid Procedures.

17. The hearing regarding the acceptance of the Successful Bid(s) and Backup Bid(s) shall be held on September 27, 2012, at 2:00 p.m. (Eastern Time) (the "Sale Hearing") in the Courtroom of the Honorable Peter J. Walsh, and, subject to the terms of the Agreement, may be adjourned from time to time without further notice other than an announcement in open court at the Sale Hearing.

18. Notwithstanding the possible applicability of Bankruptcy Rule 6004(h) and 7062 or otherwise, the terms and conditions of this Bid Procedures Order shall be immediately effective and enforceable upon its entry, and no automatic stay of execution shall apply to this Bid Procedures Order.

19. This Court shall retain jurisdiction to hear and determine all matters arising from or related to the implementation of this Bid Procedures Order.

Dated: Wilmington, Delaware
Aug 21, 2012

Peter J. Walsh
Honorable Peter J. Walsh
United States Bankruptcy Judge

PHX 330,373,723v4 8-21-12